SAMARNAN
INVESTMENT CORPORATION
ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2006
SAMARNAN INVESTMENT CORPORATION
P.O. BOX 651 / CLEBURNE, TEXAS 76033-4543

SAMARNAN INVESTMENT CORPORATION
Annual Report to Shareholders for the year ended December 31, 2006
President’s Letter to Shareholders
     This Annual Report for Samarnan Investment Corporation for the year ended December 31, 2006, contains important information about your investment. All shareholders are encouraged to review this Report and the information to be found in the enclosed proxy materials for the shareholder’s Annual Meeting which will be held April 24, 2007.
     During fiscal 2006, the Company realized net investment income of $0.45161 per share and paid quarterly dividends totaling $0.60 per share ($0.45 relating to investment income during 2006.) Of this amount, $0.39696 per share represented the pass through of tax-exempt interest income, nearly $0.10 per share of taxable dividend income and about $0.10 per share of taxable short-term gain income.
     For fiscal 2006, the Company also paid pass-through long-term capital gains dividends aggregating $0.92453 per share. This included the long-term capital gains dividend paid on January 12, 2007 to shareholders of record at year end 2006. Although this dividend was actually distributed in 2007, for federal income tax purposes the dividend is treated as both paid by the Company and received by shareholders on December 31, 2006. The dividend is therefore taxable to shareholders in 2006, and has been included in your 2006 IRS Form 1099-DIV.
     The net asset value of the Company’s shares was $17.44 per share as of December 31, 2006 compared to $17.36 per share at year-end 2005.
     The Company’s investment policy continues to be to maintain an amount greater than 50% of its total assets invested in its Debt Portfolio which consists of tax-exempt municipal bonds and other tax-exempt securities, and the balance of the assets (less than 50%) invested in equity securities (the “Equity Portfolio”), with cash balances kept to a minimum.
     The charts below shows the apportionment of the entire investment portfolio at December 31, 2006 and major allocations within each Portfolio.
     Thank you for your continued confidence in Samarnan.
Sam Walls, President
March 1, 2007

		Samarnan Asset Allocation
		as of December 31, 2006
Tax-Exempt Debt Portfolio
$6,948,508	Revenue Bonds	32%
1,865,358	General Obligation Bonds	9%
1,758,292	Pre-refunded and Escrowed to Maturity bonds	8%
$10,572,151	Total Municipal Bonds	49%
$1,847,421	Tax-exempt MM Funds	8%

$12,419,579	Total Debt Portfolio	57%

Taxable Equity Portfolio
$4,872,227	LargeCap* Common Stocks	22%
3,801,191	MidCap** Common Stocks	17%
619,290	REIT’s	4%
216,531	Preferred Stocks	1%
$9,509,289	Total Equity Portfolio	43%

$21,928,868	Total Portfolio	100%

*  LargeCap — Equity securities having a market capitalization of $10 billion or more
** MlidCap — Equity securities having a market capitalization of more than $1.5 billion but less than $10 billion.

SAMARNAN INVESTMENT CORPORATION
Annual Report to Shareholders for the year ended December 31, 2006
     The Discussions of Portfolio Performance below are provided by the investment advisors to Samarnan, Voyaguer Asset Management Inc. and Westwood Management Corp. The information contained therein relates only to the performance of the company’s portfolios during fiscal 2006 and does not, nor is it intended to, project any future performance of the Company’s Portfolio.
Equity Portfolio
as of December 31, 2006
Discussion of Equity Portfolio Performance
Randall L. Root, Senior Vice President
Westwood Management Corp.
     The Samarnan Equity Portfolio, with the primary objective of capital appreciation, realized 18.8% total return in the year ended December 31, 2006, outperforming its blended benchmark using 90% of the Russell 1000 Equal-Weighted Index and 10% of the NAREIT Equity Index which returned 17.2% for the year. This follows the Portfolio’s performance in 2005 when it outperformed its benchmark by more than 4 full percentage points.
     In keeping with the Company’s primary objective, the Equity Portfolio consist of a diversified portfolio of equity securities, primarily common stocks of domestic companies. Individual securities of issuers are held to provide exposure to both mid and large capitalization companies. Investments are diversified across all industry sectors with limited amount of investments in Real Estate Investment Trusts (“REIT’s”), preferred stocks and convertible securities, which are utilized for the portfolio’s secondary objective of providing current income.
     Within the Portfolio, REIT’s were the best performers during fiscal 2006, followed by MidCap stocks and LargeCap stocks. Over the course of the year, the Portfolio’s exposure to energy stocks was reduced as prices for crude oil and natural gas peaked over the summer and then declined into the end of the year. Consumer-orientated holdings were also reduced as discretionary consumer spending was curtailed when gasoline prices topped $3 per gallon, while exposure to materials and processing companies was increased to take advantage of higher industrial commodity prices.
     The Equity Portfolio’s total return consisted of 17% from capital appreciation and 1.8% from dividend income.
Debt Portfolio
as of December 31, 2006
Discussion of Debt Portfolio Performance
Steven P. Eldredge, Managing Director
and Senior Fixed Income Portfolio Manager
Voyageur Asset Management Inc.
     Samarnan’s Debt Portfolio, consisting entirely or tax-exempt securities with a minimal amount of cash, outperformed its benchmark, the Lehman Brother’s 1-10 Year Blended Municipal Index in 2006. The Debt Portfolio’s gross of fees return was 4.66% compared to the Index return of 3.74%. This followed a solid year of performance in 2005 when the Portfolio outperformed its benchmark by almost two full percentage points.
Portfolio Positioning
     Positioning of the Portfolio during the first half of 2006 was defensive. The Portfolio was structured in a barbell strategy with high quality holdings in order to maximize income and minimize price depreciation as the Federal Reserve continue to push short-term interest rates higher.
     During the second half of the year, the Federal Reserve moved to a passive position concerning interest rates. At about that time the Portfolio was repositioned to a more neutral or laddered structure. Portfolio quality was maintained at the then current levels in the belief the economy was still modestly strong, rewarding the Portfolio holdings of moderate credit issuers.
     Going forward, we expect no interest rate activity from the Federal Reserve in 2007. In this environment, the current positioning of the Portfolio is expected to be maintained until a clearer direction for interest rates is evident. We would expect to continue our emphasis on the Portfolio’s income level through the use of medium quality holdings as allowed by policy, but in a diversified way to control the Portfolio’s risk levels.
Economic and Interest Outlook
     During the second half of 2006 the Federal Reserve was concerned about the possibility that housing might pull the economy into recession and that inflation seemed far above its comfort zone. Recent economic data, however, has shown in proving inflation data and a resilient consumer, which should ultimately lead to a re-acceleration of economic growth during 2007. Lower inflation and higher growth in the future should comfort the Fed that it has managed its twin responsibilities effectively and that no action, either raising or lowering interest rates, will be necessary. If this is the case, the market will need to adjust to an inactive Fed and not one on the move to lower rates, as was generally suspected though the entire last half of 2006.

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Samarnan Investment Corporation
We have audited the accompanying statement of assets and liabilities of Samarnan Investment Corporation, including the schedule of investments in securities, as of December 31, 2006, and the related statement of operations for the year then ended and statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Samarnan Investment Corporation as of December 31, 2006, the results of its operations for the year then ended, the changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with U.S. generally accepted accounting principles.
As described in Note 6 to the financial statements, the Company changed its method of accounting for amortization of bond premiums from the straight-line method to a method that is substantially equivalent to the effective interest method, effective January 1, 2005.

Dallas, Texas
February 22, 2007
14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA. TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL. REGISTERED WITH THE PCAOB

SAMARNAN INVESTMENT CORPORATION
Statement of Assets and Liabilities
December 31, 2006

Assets:
Investments in securities at fair value (identified cost $16,896,697)	$20,081,447
Cash and cash equivalents	1,851,449
Accrued dividends receivable	15,859
Accrued interest receivable	152,659

Total assets	22,101,414

Liabilities:
Advisory fees payable	27,211
Other accounts payable	4,324
Capital gains dividends declared, not paid	1,107,827

Total liabilities	1,139,362

Net Assets	$20,962,052

Analysis of net assets:
Capital shares — authorized 2,000,000 shares of $1 par value; outstanding 1,201,768 shares	$1,201,768
Net realized gains of $2,876,552 less accumulated distributions of
$2,753,577	122,975
Unrealized appreciation of investments	3,184,750
Undistributed net investment income	646,250
Retained earnings at April 29, 1978, commencement of operations as an investment company	15,806,309

Net assets (equivalent to $17.44 per share based on 1,201,768 shares of capital stock outstanding)	$20,962,052

See accompanying notes to financial statements.

SAMARNAN INVESTMENT CORPORATION
Schedule of Investments in Securities
December 31, 2006

	Principal
	Amount or	Fair
	Shares	Value
Common Stocks — 41.38%
Materials and Processing — 3.45%
Phelps Dodge Corp.	2,400	$287,328
Bunge Limited	3,300	239,283
Washington Group International (1)	3,300	197,307
Producer Durables — 3.81%
Thomas & Betts (l)	3,700	174,936
Gardner Denver (1)	5,400	201,474
Rockwell Collins, Inc.	3,500	221,515
United Technologies, Corp.	3,200	200,064
Consumer Discretionary — 3.17%
Federated Dept Stores Inc.	5,400	205,902
Polo Ralph Lauren Corp Cl A	3,400	264,044
Starwood Hotels & Resorts Worldwide	3,100	193,750
Consumer Staples — 3.06%
Colgate-Palmolive Co.	3,200	208,768
Dean Foods Co. (1)	5,200	219,856
General Mills	3,700	213,120
Health Care — 2.64%
Pfizer, Inc	7,300	189,070
Triad Hospitals Inc. (1)	4,200	175,686
Universal Health Services	3,400	188,462
Other Energy — 2.83%
Apache Corporation	2,806	186,627
Baker Hughes	2,500	186,650
Noble Energy, Inc.	4,500	220,815
Integrated Oils — 1.10%
Exxon Mobil Corp	3,000	229,890
Financial Services — 7.24%
American Express	3,500	212,345
Compass Bank	3,400	202,810
Citigroup, Inc.	4,199	233,884
Nuveen Investments	4,100	212,708
JP Morgan Chase & Co.	4,688	226,431
Prudential Financial, Inc.	2,700	231,822
Zions Bancorporation	2,400	197,856
Insurance — .97%
Willis Group Holdings Ltd.	5,100	202,521
Technology — 6.02%
Automatic Data Processing	4,200	206,850
Cadence Design Systems, Inc. (1)	11,200	200,592
See accompanying notes to financial statements.

SAMARNAN INVESTMENT CORPORATION
Schedule of Investments in Securities
December 31, 2006

	Principal
	Amount or	Fair
	Shares	Value
Common Stocks — 41.38%, continued
Technology — 6.02%, continued
Harris Corp	4,500	206,370
IBM	2,300	223,445
Microsoft Corp.	7,500	223,950
Motorola, Inc.	9,800	201,488
Utilities — 3.29%
Exelon Corporation	3,300	204,237
Oneok Inc	6,300	271,656
P G & E Corp.	4,500	212,985
Auto & Transportation — 1.89%
Burlington Northern Santa Fe	2,600	191,906
Alexander & Baldwin	200	8,868
Wabtec Corp. (1)	6,400	194,432
Multi-Sector Companies — 1.92%
General Electric Co	5,300	197,213
ITT Corporation	3,600	204,552

Total Common Stocks (cost $6,074,219)		8,673,468

Real Estate Investment Trusts — 2.95%
Residential — .54%
Archstone Smith Trust	1,000	58,210
Equity Residential Property Sh Ben Int	1,100	55,825
Retail — .83%
Simon Property Group Inc.	600	60,774
Kimco Realty Corp.	1,400	62,930
Weingarten Realty Investors	1,100	50,721
Healthcare — .30%
Health Care Property Investors, Inc.	1,700	62,594
Industrial/Office — .93%
Boston Properties Inc.	600	67,128
Equity Office Properties Trucom	1,400	67,438
Prologis TR Sh Ben Int	1,000	60,770
Diversified — .35%
Vornado Realty TR Sh Ben Int	600	72,900

Total Real Estate Investment Trusts (cost $231,623)		619,290

See accompanying notes to financial statements.

SAMARNAN INVESTMENT CORPORATION
Schedule of Investments in Securities
December 31, 2006

	Principal
	Amount or	Fair
	Shares	Value
Preferred Stock — 1.03%
Financial Services
Lehman Bros. Holdings Pfd. 1/100 SER G	7,700	198,968
Consumer Discretionary
CBS Corp. New 7.25%	700	17,563

Total Preferred Stock (cost $212,184)		216,531

Municipal Bonds — 50.43%
ARKANSAS — .19%
Springdale AK Sales & Use Tax 4.000% due 7/1/16	40,000	39,997
CALIFORNIA — 1.55%
Long Beach Calif 5.000% due 5/1/28	300,000	324,084
COLORADO — 3.55%
Colorado Ed. & Cultural 6.875% due 12/15/10	250,000	280,863
Colorado Ed. & Cultural 5.250% due 04/01/11	85,000	86,416
Colorado Ed. & Cultural 5.750% due 06/01/16	100,000	108,349
High Plains Met Dist. 4.375% due 12/01/15	265,000	267,621
FLORIDA — 3.67%
Tampa, FL Rev 5.000% due 04/01/18	145,000	157,205
Volusia City Health Fac. 6.000% due 06/01/12	600,000	611,658
GEORGIA — 2.09%
Fairburn Combined Utilities GA 5.375% due 10/01/13	250,000	267,395
Summerville, GA Pub 5.000% due 01/01/11	75,000	76,603
Valdosta & Lowndnes Cty Hosp. 5.500% due 10/01/14	85,000	93,163
ILLINOIS — 7.17%
Gilberts, IL Spl Svc. 4.250% due 03/01/12	50,000	51,216
Illinois Dev Fin Auth 5.700% due 07/01/12	190,000	195,033
See accompanying notes to financial statements.

SAMARNAN INVESTMENT CORPORATION
Schedule of Investments in Securities
December 31, 2006

	Principal
	Amount or	Fair
	Shares	Value
Municipal Bonds — 50.43%, continued
Chicago Housing 5.000% due 07/01/12	200,000	211,186
Illinois Health Fac. Auth 6.000% due 02/15/11	500,000	511,125
Maywood, IL 5.500% due 01/01/16	250,000	266,748
Oak Lawn, IL 5.000% due 12/01/23	250,000	266,828
INDIANA — 1.21%
Munster, IN 4.300% due 01/15/12	100,000	100,729
Indiana St. Edl Facs 5.400% due 10/01/13	150,000	153,892
LOUISIANA — 4.33%
Louisiana Housing 6.000% due 09/01/15	620,000	645,147
Louisiana St Untld. G.O. 5.000% due 07/15/11	250,000	263,332
MARYLAND — .77%
Baltimore Convention Center 5.000% due 09/01/14	150,000	162,374
MINNESOTA — 5.58%
Marshall MN Med. 5.450% due 11/01/18	250,000	257,857
Minnesota St. 5.000% due 09/15/18	180,000	184,603
Minnesota St. Higher 5.250% due 10/1/19	100,000	108,315
University Minn 5.750% due 7/1/18	400,000	470,856
Woodbury Minn Partn 4.600% due 2/1/26	150,000	148,305
MISSOURI — 3.21%
Clay Cnty Mo Reorg Sch Dist 5.000% due 3/1/15	300,000	327,081
Missouri Health and Ed Fac 5.550% due 02/01/09	200,000	204,230
Missouri St. Environmental Impt 5.000% due 1/1/11	135,000	141,917
MONTANA — 1.46%
Montana St. Dept. Transn Rev 5.000% due 6/1/20	285,000	305,169
See accompanying notes to financial statements.

SAMARNAN INVESTMENT CORPORATION
Schedule of Investments in Securities
December 31, 2006

	Principal
	Amount or	Fair
	Shares	Value
Municipal Bonds — 50.43%, continued
NORTH DAKOTA — 1.66%
North Dakota St. Bldg. Auth. 5.250% due 12/01/13	330,000	347,605
OKLAHOMA — .49%
Pottawatonie County 5.000% due 09/01/10	100,000	103,160
PENNSYLVANIA — 2.53%
Latrobe IDA St. Vincent 5.375% due 05/01/13	250,000	261,795
Pennsylvania St. Higher Ed. 4.750% due 08/01/15	250,000	268,058
SOUTH DAKOTA — 0.82%
South Dakota St. Health 4.500% due 04/01/12	175,000	171,726
TEXAS — 4.56%
Austin, Tex Pub/Impt 4.750% due 9/1/20	100,000	103,657
Bexar Cnty, TX Hsg. Fin. Corp. 5.625% due 12/01/11	180,000	185,663
Burkburnett Ltd. G.O. 6.000% due 02/15/10	125,000	133,719
Eagle Mtn & Saginaw TX ISD 0.0% due 8/15/19	250,000	143,453
Northside Tex Indpt Sch Dist 5.000% due 2/15/18	125,000	133,066
Temple TX Util. Sys. Rev. 4.250% due 08/01/15	250,000	256,197
WASHINGTON — 1.39%
Kent Wash Loc Impt Dist 4.650% due 12/12/19	300,000	291,369
WISCONSIN — 4.21%
Douglas Cnty Wisconsin 5.000% due 2/1/17	250,000	270,727
Wisconsin Health & Ed. Sinai 5.500% due 08/15/08	600,000	612,666

Total Municipal Bonds (cost $10,378,670)		10,572,158

Total (cost $16,896,697)		$20,081,447

NOTE: Percentages indicated are based on net assets of $20,962,052 at December 31, 2006.
(1) Indicates non-income producing security.
See accompanying notes to financial statements.

SAMARNAN INVESTMENTS CORPORATION
Statement of Operations
For the Year Ended December 31, 2006

Investment income:
Dividends	$220,784
Interest	569,336

Total income	790,120

Expenses:
Investment advisory fee	104,929
Legal and professional fees	52,327
Audit fees	47,535
Directors fees	6,900
Custodian expense	12,000
Administrative fees	18,101
Office and printing supplies	3,029
Franchise tax	2,113
Insurance	461

Total expenses	247,395

Net investment income	542,725

Realized and unrealized gain (loss) on investments:
Realized gain from securities transactions:
Proceeds from sales	7,895,800
Cost of securities sold, net of amortization of bond premiums	6,660,345

Net realized gain	1,235,455

Unrealized appreciation (depreciation) of investments:
Beginning of period	2,984,047
End of period	3,184,750

Increase in unrealized appreciation on investments	200,703

Net realized and unrealized gain on investments	1,436,158

Increase in net assets from operations	$1,978,883

Total expenses as a percentage of total investment income	31.31%

See accompanying notes to financial statements.

SAMARNAN INVESTMENT CORPORATION
Statement of Changes in Net Assets
For the Years Ended December 31, 2006 and 2005

	2006	2005
Increase (decrease) in net assets from operations:
Net investment income	$542,725	$562,989
Net realized gain (loss) from investment transactions	1,235,455	667,606
Increase (decrease) in unrealized appreciation of investments	200,703	198,392

Net increase (decrease) in net assets from operations	1,978,883	1,428,987

Dividends and distributions to shareholders:
Net investment income	(721,061)	(552,815)
Capital gains	(1,155,897)	(443,609)

Decrease in net assets from dividends and distributions to shareholders	(1,876,958)	(996,424)

Increase (decrease) in net assets	101,925	432,563

Net assets:
Beginning of year	20,860,127	20,427,564

End of year (including undistributed investment income of $646,250 and $824,588, respectively)	$20,962,052	$20,860,127

See accompanying notes to financial statements.

SAMARNAN INVESTMENT CORPORATION
Financial Highlights
For Each of the Years in the Five-Year Period Ended
December 31, 2006

	2006	2005	2004	2003	2002
Per share data

Investment income	$0.66	$0.64	$0.65	$0.67	$0.60
Expenses	(0.21)	(0.17)	(0.16)	(0.14)	(0.12)

Net investment income	0.45	0.47	0.49	0.53	0.48

Net realized and unrealized gains (losses) on investments	1.19	0.72	0.97	1.47	(0.15)
Dividends from net investment income	(0.60)	(0.46)	(0.49)	(0.50)	(0.47)
Distributions from net realized long-term gains on securities	(0.96)	(0.37)	—	—	—

Net increase (decrease) in net asset value	0.08	0.36	0.97	1.50	(0.14)
Net asset value:
Beginning of period	17.36	17.00	16.03	14.53	14.67

End of period	$17.44	$17.36	$17.00	$16.03	$14.53

Total return	9.49%	7.00%	9.12%	13.74%	2.25%

Ratios

Net assets, end of period (000)	$20,962	$20,860	$20,428	$19,260	$17,462

Expenses to average net assets	1.16%	1.00%	0.99%	0.95%	0.83%
Investment income from operations to average net assets	3.70%	3.72%	4.00%	4.46%	4.08%
Portfolio turnover	30.30%	31.42%	36.28%	25.70%	32.00%

Average shares outstanding	1,201,768	1,201,768	1,201,768	1,201,768	1,201,768

The effects of the change in accounting principle described in Note 6 on the year ended December 31, 2005 are as follows:

	Ratio prior		Ratio after
Description	to change	Change	change
Investment income from operations to average net assets	3.69%	0.03%	3.72%
See accompanying notes to financial statements.

SAMARNAN INVESTMENT CORPORATION
Notes to Financial Statements
(1)	Summary of Significant Accounting Policies

The Company is registered under the Investment Company Act of 1940 as a diversified, closed-end, management investment company. The Company seeks tax free income and preservation of capital through a diversified portfolio of bonds and equity securities. The significant accounting policies followed by the Company are summarized as follows:
(a)	Securities

Investments in securities are carried at fair value. Securities transactions are accounted for on the trade date. The cost of securities sold is based on identifying specific issues delivered against each sale. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrual basis.

Fixed-income securities are valued at prices obtained from a pricing service, when such prices are available; however, in circumstances where the investment adviser deems it appropriate to do so, such securities will be valued at the mean quoted bid and asked prices or at prices for securities of comparable maturity, quality and type.

Investments in securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Restricted securities and other securities for which quotations are not readily available are valued at fair value as determined by the board of directors.

(b)	Dividends and Distributions

Dividends and distributions to shareholders are recorded on the ex-dividend date.

(c)	Bond Premiums and Discounts

Bond premiums and discounts are amortized to the date of maturity using a method that is substantially equivalent to the effective interest method.

(d)	Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

SAMARNAN INVESTMENT CORPORATION
Notes to Financial Statements
(1)	Summary of Significant Accounting Policies, continued
(e)	Cash and cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days. At December 31, 2006, cash equivalents consisted of $1,847,421 held in tax-exempt money market accounts.
(2)	Investment Advisory Contracts

The Company has contracted with .Voyageur Asset Management Inc., a wholly-owned subsidiary of RBC Dain Rauscher Corporation, which in turn is a wholly owned subsidiary of the Royal Bank of Canada, to provide investment advisory services. Under this contract, the Company is furnished investment, clerical and statistical services regarding its investments in debt securities. The fee for these investment advisory services is based on 0.27% of the value of the assets in the debt portfolio and is paid on a quarterly basis in arrears.

The Company has also contracted with Westwood Management Corp. to provide investment advisory services. Under this contract, the Company is furnished investment, supervisory and clerical services regarding its investment in equity securities. The fee for these investment advisory services is based on 0.75% of the value of the assets in the equity portfolio and is paid on a quarterly basis in arrears.

(3)	Income Tax Matters

The Company’s policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute substantially all its taxable income to its shareholders.

(4)	Securities Transactions

In 2006, cost of purchases and proceeds from sales or maturities of securities, other than short-term securities, amounted to $6,660,345 and $7,895,800, respectively. Included in realized gains from securities transactions are short-term capital gains of $124,385.

The basis of securities for financial statement purposes at December 31, 2006 was $9,413 less than the basis for Federal income tax purposes. As of December 31, 2006, the components of unrealized appreciation, depreciation, and cost for all securities were $3,215,385, $30,635, and $16,896,697, respectively.

SAMARNAN INVESTMENT CORPORATION
Notes to Financial Statements
(5)	Dividends and Distributions to Shareholders

On December 20, 2006, a distribution of $.92183 per share was declared. The dividend was paid on January 12, 2007 to shareholders of record on December 31, 2006.

On January 23, 2007, a distribution of $.10781 per share was declared. The dividend was paid on February 15, 2007, to shareholders of record on February 2, 2007.

The character of distributions paid during 2006 and 2005 was as follows:

	2006	2005
Distributions paid from:
Ordinary income	$721,061	$552,815
Long-term Capital gain	1,155,897	443,609

	$1,876,958	$996,424

(6)	Change of Accounting Principle

The Company adopted an amortization method that is substantially equivalent to the effective interest method for bond premiums effective January 1, 2005. This change in accounting principle is being reported in accordance with the American Institute of Certified Public Accountants’ Audit and Accounting Guide-Investment Companies (“the Guide”) as follows:

	Amortized	Undistributed Net	Net
	Cost of Bonds	Investment Income	Unrealized Gains
Balance January 1, 2005 before application of change in accounting principle	$9,974,912	$763,298	$2,836,770
Cumulative effect of change in accounting principle	51,117	51,117	(51,117)

Balance January 1, 2005, as restated	$10,026,029	$814,415	$2,785,653

SAMARNAN INVESTMENT CORPORATION
Notes to Financial Statements
(6)	Change of Accounting Principle, continued

Implementation of the change resulted in an increase to net unrealized gains of $7,190, an increase to interest income of $7,658, and a decrease to realized gains of $14,848 during 2005 compared to amounts that would have been reported following the previous principle. The effect of the change on the per share data and the ratio of net investment income to average net assets is disclosed in the financial highlights.
SAMARNAN INVESTMENT CORPORATION
     Annual Report to Shareholders for the year ended December 31, 2006
Supplemental Information
     During the six months ended December 31, 2006, the Company paid to its directors as regular compensation $3,900 ($300 per meeting attended) and $7,500 to the firm of Wheatley, Fowler & Lee, P.C. of which Jerry Wheatley the Secretary and Treasurer of the Company is a shareholder, for that firm’s accounting services. No other fees or compensation were paid by the Company to any director or officer of the Company or their affiliates during such six month period.
Purchase and Sales of Investment Securities
     The Company’s purchases of investment securities for its Portfolio, other than short-term investments during the six months ended December 31, 2006, totaled $ 2,225,021, and sales of its securities, excluding short-term investments, during such period totaled $3,351,263.
Annual Meeting of Shareholders
     The Annual Meeting of Shareholders will be held April 24, 2007, at 11:00 AM, at the Radisson Hotel Fort Worth South, 100 Alta Mesa Boulevard East (Alta Mesa Blvd. At Interstate 35 W South), Fort Worth, Texas
Shareholder Reports
     Additional copies of the Company’s Annual Report to Shareholders and its Mid-Year Report to Shareholders may be obtained upon written request to the Company’s Secretary addressed to; Mr. Jerry Wheatley, P.O. Box 134, Cleburne, TX 76033-0134.

SAMARNAN INVESTMENT CORPORATION
P.O. BOX 651 / CLEBURNE, TEXAS 76033-4543
Tel: Sam Walls, 817.645-2108 / Fax: 817.558-0285 / Tel: Jerry Wheatley, 817.641-7881 / Fax 817.641-7881
BOARD OF DIRECTORS
Nancy Walls Devaney
Joe Monteleone
Martha Walls Murdoch
Steve Sikes
Sam Walls
Tommy Yater
OFFICERS
Sam Walls, President
Nancy Devaney, Vice President
Jerry Wheatley, Secretary/Treasurer
CUSTODIAN
Westwood Trust
200 Crescent Court, Suite 1200
Dallas, Texas 75201
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CF & Co., L.L.P.
14175 Proton Road
Dallas, Texas 75244
LEGAL COUNSEL
Richard S. Whitesell, Jr.
4501 Lorraine Avenue
Dallas, Texas 75205
INVESTMENT ADVISORS DEBT PORTFOLIO
Voyageur Asset Management Inc
100 South Fifth Street, Suite 2300
Minneapolis, Minnesota 55402
EQUITY PORTFOLIO
Westwood Management Corp.
200 Crescent Court, Suite 1200
Dallas, TX 75201
REGISTRAR AND TRANSFER AGENT DIVIDEND PAYING AGENT
Securities Transfer Corporation
2591 Dallas Parkway, Suite 102
Frisco, Texas 75034
Telephone: 469.633-0101
Fax: 469.633-0088
www.stctransfer.com
SAMARNAN INVESTMENT CORPORATION is registered under the Investment Company Act of 1940 as a diversified, closed-end management company. The Company’s common stock (symbol SMAV) is traded in the over-the-counter market and reported by www.pinksheets.com